UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Nextracker Inc.
(Name of Issuer)

Class A Common Stock, $0.0001 par value per share
(Title of Class of Securities)

65290E101
(CUSIP Number)

January 2, 2024**
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** This Amendment No. 1 to Schedule 13G is being filed voluntarily early to report that, on January 2, 2024, the Reporting Person distributed to its shareholders, on a pro rata basis and for no consideration, shares of Yuma, Inc. common stock (the “Spin-Off”) and, immediately following the Spin-Off, Yuma, Inc. was merged with and into a subsidiary of the Issuer, with Yuma, Inc. surviving as a wholly-owned subsidiary of the Issuer (the “Merger”). As a result of the Spin-Off and Merger, the Reporting Person is no longer a beneficial owner of any shares of the Issuer’s Class A Common Stock.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 5 Pages

CUSIP No. 65290E101	Page 2 of 5 Pages
1	NAMES OF REPORTING PERSONS
FLEX LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 65290E101	Page 3 of 5 Pages
Item 1(a).	Name of Issuer:

Nextracker Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

6200 Paseo Padre Parkway, Fremont, California 94555

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of Flex Ltd. (“Flex” or the “Reporting Person”). This Statement relates to the shares of Class A Common Stock (as defined herein) held of record by Yuma, Inc. and Yuma Subsidiary, Inc. Prior to the Spin-Off, the sole shareholder of Yuma, Inc. was the Reporting Person. The sole shareholder of Yuma Subsidiary, Inc. is Yuma, Inc.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

2 Changi South Lane, Singapore 486123

Item 2(c).	Citizenship:

Singapore

Item 2(d).	Title of Class of Securities:

Class A Common Stock, $0.0001 par value per share (the “Class A Common Stock”)

Item 2(e).	CUSIP Number:

65290E101

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a).	Amount Beneficially Owned:

As a result of the Spin-Off and Merger, effective January 2, 2024, the Reporting Person may be deemed the beneficial owner of 0 shares of Class A Common Stock.

Item 4(b).	Percent of Class:

As a result of the Spin-Off and Merger, effective January 2, 2024, the Reporting Person may be deemed the beneficial owner of 0.0% of the shares of Class A Common Stock outstanding.

Item 4(c).	Number of Shares as to Which Such Person has:

(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	0
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	0

CUSIP No. 65290E101	Page 4 of 5 Pages
Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

See disclosure in Items 2 and 4 hereof.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

This Item 10 is not applicable.

CUSIP No. 65290E101	Page 5 of 5 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FLEX LTD.

	By:	/s/ Paul R. Lundstrom
Paul R. Lundstrom
Chief Financial Officer of Flex Ltd.

January 4, 2024